04030133

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSING SECTION
RECEIVED
MAY 13 2004

May 12, 2004

* Filing No. : 82-3857

SUPPL

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

Investment for PDP Line May 12, 2004

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact Financial Planning Group of LG Electronics at (822) 3777-3432.

Sincerely yours,

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Taejin Chung
Assistant Manager
Financial Planning Group

dlw 5/17

Investment Plan for PDP Line

- With strong confidence in the PDP market, LGE announced the investment plan for A3, its 4th PDP line, which will be capable of producing 120,000 units monthly.
With its investment A3, LGE will be able to reinforce its PDP market presence and secure a powerful driving force in grabbing the world's No. 1 position by 2005.

- Initially, LGE will invest $568 Million USD by the second quarter of 2005.
Afterwards, to respond flexibly to the fast-growing PDP market, the company plans to gradually move into the second and third stages.

- The 4th line (A3) will be equipped with a mass-production system capable of producing 6 panels from a single sheet of glass.

- In addition, the 3rd line (A2), which began operations in late April, will increase its monthly capacity from current 75,000 to 100,000 PDPs, by producing 4 panels from a single sheet of glass.